July 5, 2024

Yifei Hou
Chief Executive Officer
XCHG Ltd
Grevenweg 24, 20537
Hamburg, Germany

       Re: XCHG Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 10, 2024
           File No. 333-276802
Dear Yifei Hou:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed June 10, 2024
General

1. We note that Section 7.6 of your deposit agreement includes an arbitration provision.
       Please include a risk factor that discusses the deposit agreement's arbitration provision.
       This risk factor should discuss, among other things, the risks relating to the provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum they find favorable. Please clearly disclose whether the arbitration provision applies to claims under the federal securities laws. Also address any question regarding whether a court would enforce such provision, and whether the provision applies to purchasers in secondary transactions. Please state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder.
 July 5, 2024
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

2. We note on page 67 and elsewhere in the filing you disclose your plans to construct a manufacturing plant in the United States and that it is expected to be ready for operations by the end of 2024. In this regard, please tell us how the construction of a manufacturing plant has and is expected to impact your liquidity and what, if any, material cash requirements, including commitments for capital expenditures, is needed to satisfy such requirements. If material, revise your disclosures under the liquidity and capital resources section to fully comply with the requirements outlined in Item
       303(b)(1)(i) and(ii) of Regulation S-K.
        Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Li He, Esq.